Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

October 25, 2005

VIA EDGAR

Ms. Tangela Richter

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company (“Contango”)

Amendment No. 2 to Registration Statement on Form S-3 filed October 14, 2005;

File No. 333-127096

Dear Ms. Richter:

Contango hereby requests acceleration of the effective date of the above-referenced registration statement so that the registration statement may become effective at 9:00 am on Thursday, October 27, 2005, or as soon as practicable thereafter.

In connection with this request, Contango acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Contango from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Contango may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth R. Peak

Kenneth R. Peak

Chairman, Chief Executive Officer,

Chief Financial Officer and Secretary